Alpine Equity Trust
Exhibit to Item 77M

On July 31, 2015, the Board of Trustees of Alpine Equity Trust (the Trust), approved an Agreement and Plan of Reorganization, providing for: (i) the acquisition of all of the assets of the Alpine Cyclical Advantage Property Fund by the Alpine Global Infrastructure Fund (the Acquiring Fund), in exchange for the assumption of all of the liabilities of the Alpine Cyclical Advantage Property Fund for shares of the Acquiring Fund to be distributed to the shareholders of the Alpine Cyclical Advantage Property Fund; and (ii) the subsequent termination of the Alpine Cyclical Advantage Property Fund as a series of the Trust.
The reorganization was completed on October 23, 2015.

Additional circumstances and details of the reorganization are described in and incorporated by reference to the Registrants
Form N-14 filed with the Securities and Exchange Commission via
Edgar on August 14, 2015.